UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
Form X-17A-5
Part III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

X-17A-5: Filer Information

Filer CIK	0000319933
Filer CCC	@2ungauh
Is this a LIVE or TEST Filing?	(•) LIVE ( ) TEST
Would you like a Return Copy?	[x]
Is this an electronic copy of an official filing submitted in paper format?	[ ]
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	Matthew Reynolds
Phone	312-399-4932
E-Mail Address	mreynolds@thurstonspringer.com

Notification Information

Notify via Filing Website only?	[ ]
Notification E-mail Address	mreynolds@thurstonspringer.com
Notification E-mail Address	nmazzini@thurstonspringer.com

X-17A-5: Submission Information

Report for the Period Beginning	07-01-2022
and Ending	06-30-2023
Type of Registrant	[x] Broker-dealer; [ ] Security-based swap dealer; [ ] Major security-based swap participant; [ ] OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?	( ) Yes (•) No

X-17A-5: A. Registrant Identification

Name of Firm	THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	9000 KEYSTONE CROSSING
Address 2	SUITE 700
City	INDIANAPOLIS

State/Country	INDIANA
Mailing Zip/ Portal Code	46240-2142

Name and Telephone Number of Person to Contact in Regard to this Report

Name	Matthew Reynolds
Telephone Number	312-399-4932

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	Clark, Schaefer Hackett
Address 1	One East Fourth Street
Address 2	#1200
City	Cincinnati
State/Country	OHIO
Mailing Zip/ Postal Code	45202

Check One

- ⦿ Certified Public Accountant
- ◯ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, **Matthew Reynolds**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.**, as of **06-30-2023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	*(signature)*
Title	President

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.



MAUREEN DUNCAN
Notary Public, State of Indiana
Resident of Marion County, IN
My Commission Expires: October 16, 2026
Commission Number 0716350